Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

GCL Global Holdings Ltd, (the “Pubco” or the “Company”) is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination between RF Acquisition Corp. (“RFAC”) and GCL Global Limited (“GCL Global”), which was consummated on February 13, 2025.

The unaudited pro forma condensed combined financial statements are based on the RFAC historical financial statements and GCL Global historical financial statements as adjusted to give pro forma effect to the events that are related and/or directly attributable to the business combination (the “Transactions”), are factually supportable and, with respect to the pro forma statements of operations, are expected to have a continuing impact on the results of the post-combination company. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Transactions as if they had been consummated on September 30, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended September 30, 2024 and for the year ended March 31, 2024, gives effect to the Transactions as if they had occurred on April 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company.

There is no historical activity with respect to PubCo, Merger Sub 1 and Merger Sub 2, and accordingly, no adjustments were required with respect to these entities in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet as of September 30, 2024 has been prepared using, and should be read in conjunction with, the following:

●	RFAC’s unaudited condensed balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 23, 2024.; and

●	GCL Global’s unaudited condensed consolidated balance sheet as of September 30, 2024 and the related notes included elsewhere in this Shell Company Report Form 20-F;

The unaudited pro forma condensed combined statement of operations for the six months ended September 30, 2024 has been prepared using, and should be read in conjunction with, the following.

●	RFAC’s unaudited condensed statements of operation for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 23, 2024, and

●	GCL Global’ s unaudited condensed consolidated statements of operation and comprehensive loss for the six ended September 30, 2024 and the related notes appearing elsewhere in this Shell Company Report Form 20-F.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2024 has been prepared using, and should be read in conjunction with, the following.

●	RFAC’s statements of operation for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s Annual Report on Form 10-K filed on April 25, 2024.; and

●	GCL Global’ s consolidated statements of operation and comprehensive loss for the year ended March 31, 2024 and the related notes included elsewhere in the Company’s proxy statement on Form DEFM14A filed on December 31, 2024.

Description of the Business Combination

On February 13, 2025 (the “Closing Date”), the Company consummated the transactions contemplated by that certain agreement and plan of merger dated October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024, and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), entered by and among (i) the Company, (ii) RFAC, (iii) Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), and, (v) for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. On the Closing Date, pursuant to the Merger Agreement: (a) Merger Sub 1 merged with and into GCL Global, with GCL Global continuing as the surviving entity in the merger (the “Initial Merger”), as a result of which: (i) GCL Global became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of GCL Global immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive such number of newly issued shares of the Company specified below; and (b) Merger Sub 2 merged with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of the Company (the “SPAC Merger” and together with the Initial Merger, the “Mergers”, and together the other transactions and ancillary agreements contemplated by the Merger Agreement and the Ancillary Agreements (as defined below), the “Business Combination” or “Transactions”). As a result of the Transactions, RFAC and GCL Global each became a wholly-owned subsidiary of the Company. In accordance with the terms and subject to the conditions of the Merger Agreement:

Pursuant to the Merger Agreement, at the effective time of the Initial Merger (the “Initial Merger Effective Time”):

●	Each ordinary share of GCL Global issued and outstanding immediately prior to the Initial Merger Effective Time (other than any treasury shares or Dissenting Shares), was automatically cancelled and ceased to exist in exchange for the right to receive, such number of newly issued ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) equal to the Company exchange Ratio, rounded up to the nearest whole share to each holder set forth therein (the “Merger Consideration Shares”), and as of the Initial Merger Effective Time, each Company Shareholder (as defined in the Merger Agreement) ceased to have any other rights in and to the Company (other than any applicable appraisal and dissenter’s rights);

Further, at the effective time of the SPAC Merger (the “SPAC Merger Effective Time”):

●	Each share of RFAC common stock, including RFAC Class A Common Stock and RFAC Class B Common Stock, issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each share of RFAC common stock, the Company issued to each RFAC shareholder (other than RFAC shareholders who exercised their redemption rights in connection with the Business Combination) one validly issued Company ordinary share;

●	Each RFAC warrant issued and outstanding immediately prior to effective time of the Business Combination converted into a Company warrant to purchase one ordinary share of the Company (each, a “Warrant”) (or equivalent portion thereof). The Warrants have substantially the same terms and conditions as set forth in the RFAC warrants, except that the Warrant is exercisable for shares of the Company ordinary shares rather than RFAC common stock; and;

●	Every 10 RFAC Rights issued and outstanding immediately prior to the effective time of the Business Combination converted into one ordinary share of the Company (rounded down to the nearest whole share).

Accounting for the Business Combination

The Business Combination accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, RFAC was treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, GCL Global’ s shareholders are expected to have a majority of the voting power of the combined company, GCL Global comprised all of the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination should be treated as the equivalent of GCL Global issuing shares for the net assets of RFAC, accompanied by a recapitalization. The net assets of RFAC were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the Business Combination were those of GCL Global.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information included in this Exhibit has been prepared using actual redemption of RFAC’s common stock.

We are providing this information to aid you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial statements described above and the assumption and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements should be read in conjunction with RFAC’s historical financial statements, GCL Global’ s historical financial statements, and the related notes thereto. The pro forma adjustments are preliminary, and the unaudited pro forma information have been presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that may have actually occurred had the Business Combination taken place on the dates noted, or of the Combined Company’s future financial position or operating results. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of the Combined Company following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2024

	(1) RFAC				(2) GCL Global				Actual Redemptions
	(1) (Historical)	Transaction Accounting Adjustments	Note	(Pro Forma)	(Historical)	Transaction Accounting Adjustments	Note	(Pro Forma)	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$118,349	$299,113	(B)	$587,922	$7,727,167	$(236,155)	(I)	$36,503,512	$499,931	(K)	$24,582,427
	-	170,460	(H)	-	-	29,012,500	(J)	-	(1,825,452)	(O)	-
	-	-		-	-	-		-	(1,612,191)	(R)	-
	-	-		-	-	-		-	(1,213,942)	(Q)	-
	-	-		-	-	-		-	(8,357,353)	(P)	-
Restricted Cash	-	-		-	2,577,553	-		2,577,553	-		2,577,553
Accounts receivable, net	-	-		-	13,248,026	-		13,248,026	-		13,248,026
Amount due from related parties	-	-		-	60,592	-		60,592	-		60,592
Inventories, net	-	-		-	6,563,779	-		6,563,779	-		6,563,779
Other receivable and other current assets, net	50,339	53,212	(G)	103,551	1,041,953	-		1,041,953	-		1,145,504
Prepayments, net	-	-		-	9,295,186	-		9,295,186	-		9,295,186
Total current assets	168,688	522,785		691,473	40,514,256	28,776,345		69,290,601	(12,509,007)		57,473,067

Property and equipment, net	-	-		-	450,916	-		450,916	-		450,916
Definite-lived intangible assets, net	-	-		-	2,735,858	-		2,735,858	-		2,735,858
Indefinite-lived intangible assets	-	-		-	11,904,882	-		11,904,882	-		11,904,882
Goodwill	-	-		-	2,990,394	-		2,990,394	-		2,990,394
Long-term investment	-	-		-	71,045	-		71,045	-		71,045
Other receivable, non-current	-			-	-	-		-	-		-
Operating leases right-of-use assets	-	-		-	906,596	-		906,596	-		906,596
Finance leases right-of-use assets	-	-		-	426,916	-		426,916	-		426,916
Deferred tax assets	-	-		-	588,414	-		588,414	-		588,414
Deferred merger costs	-	-		-	1,836,164	236,155	(I)	2,072,319	(1,286,944)	(R)	-
	-	-		-	-	-		-	(785,375)	(M)	-
Investments held in Trust Account	30,643,229	636,908	(A)	593,410	-	-		-	(593,410)	(K)	-
		(13,136,586)	(C)		-	-		-	-		-
		(17,584,052)	(D)		-	-		-	-		-
		386,155	(F)		-	-		-	-		-
	-	(352,244)	(G)	-	-	-		-	-		-
Total Assets	$30,811,917	$(29,527,034)		$1,284,883	$62,425,441	$29,012,500		$91,437,941	$(15,174,736)		$77,548,088

Liabilities, Temporary Equity, and Shareholders’ Deficit
Current liabilities:
Banking facilities, current	$-	$-		$-	$14,270,394	$-		$14,270,394	$-		$14,270,394
Bank overdraft	-	-		-	-	-		-	-		-
Account payable	-	-		-	10,117,098	-		10,117,098	-		10,117,098
Account payable, related parties	-	-		-	6,329,474	-		6,329,474	-		6,329,474
Contract liabilities	-	-		-	1,779,725	-		1,779,725	-		1,779,725
Other payables and accrued liabilities	1,616,655	-		1,616,655	3,953,032	-		3,953,032	(1,616,655)	(P)	3,723,097
Advance proceeds from converible notes	-	-		-	4,012,500	(4,012,500)	(J)	-	(229,935)	(R)	-
Deferred offering cost	399,220	386,155	(F)	785,375	-	-		-	(785,375)	(M)	-
Operating lease liabilities, current	-	-		-	588,180	-		588,180	-		588,180
Contingent consideration for acquisition, current	-	-		-	3,426,385	-		3,426,385	-		3,426,385
Finance lease liabilities, current	-	-		-	80,631	-		80,631	-		80,631
Amount due to related parties	-	-		-	386,008	-		386,008	-		386,008
Franchise tax payable	99,950	-		99,950	-	-		-	-		99,950
Income tax payable	-	-	-	-	968,254	-		968,254	-		968,254
Excise tax payable	906,736	307,206	(E)	1,213,942	-	-		-	(1,213,942)	(Q)	-
Promissory notes - related party	1,526,339	299,113	(B)	1,825,452	-	-		-	(1,825,452)	(O)	-
Due to sponsor	1,474,099	170,460	(H)	1,644,559	-	-		-	(1,644,559)	(N)	-
Total current liabilities	6,022,999	1,162,934		7,185,933	45,911,681	(4,012,500)		41,899,181	(7,315,918)		41,769,196

Operating lease liabilities, non-current	-	-		-	348,283	-		348,283	-		348,283
Finance lease liabilities, non-current	-	-		-	205,269	-		205,269	-		205,269
Banking facilities, non-current	-	-		-	67,908	-		67,908	-		67,908
Contingent consideration for acquisition, non-current	-	-		-	-	-		-	-		-
Deferred tax liabilities	-	-		-	82,075	-		82,075	-		82,075
Total Liabilities	6,022,999	1,162,934		7,185,933	46,615,216	(4,012,500)		42,602,716	(7,315,918)		42,472,731

Commitments and Contingencies
Class A common stock subject to possible redemption	30,451,118	636,908	(A)	454,511	-	-		-	(454,511)	(V)	-
		(13,136,586)	(C)
		(17,584,052)	(D)
		386,155	(F)
		(299,032)	(G)			-		-	-
Ordinary shares subject to possible redemption	-	-		-	700,000	-		700,000	(700,000)	(U)	-

Stockholders’ Deficit:
Preferred stock	-	-		-	-	-		-	-		-
Common Stock	-	-		-	-	-		-	422	(L)	12,627
									5	(V)	-
									12,000	(S)	-
									200	(T)	-
Class A common stock	308	-		308	-	-		-	(308)	(L)	-
Class B common stock	-	-		-	-	-		-	-		-
Ordinary share	-	-		-	2,592	-		2,592	(2,592)	(S)	-
Additional paid-in capital	-	-		-	1,738,012	33,025,000	(J)	34,763,012	(6,355,983)	(L)	47,021,504
	-	-		-	-	-		-	(9,408)	(S)	-
	-	-		-	-	-		-	19,999,800	(T)	-
	-	-		-	-	-		-	700,000	(U)	-
	-	-		-	-	-		-	(2,436,944)	(R)	-
	-	-		-	-	-		-	454,506	(V)	-
									(93,479)	(K)
(Accumulated deficit) Retained earnings	(5,662,508)	(386,155)	(F)	(6,355,869)	11,426,087	-		11,426,087	6,355,869	(L)	(13,902,308)
	-	(307,206)	(E)	-	-	-		-	(20,000,000)	(T)	-
	-	-		-	-	-		-	(232,256)	(R)	-
	-	-		-	-	-		-	(6,740,698)	(P)	-
	-	-		-	-	-		-	1,644,559	(N)	-
	-	-		-	-	-		-	-		-
Accumulated other comprehensive loss	-	-		-	(131,020)	-		(131,020)	-		(131,020)
Non-controlling interests	-	-		-	2,074,554	-		2,074,554	-		2,074,554
Total Shareholders’ (Deficit) Equity	(5,662,200)	(693,361)		(6,355,561)	15,110,225	33,025,000		48,135,225	(6,704,307)		35,075,357
Total Liabilities, Temporary Equity, and Shareholders’ (Deficit) Equity	$30,811,917	$(29,527,034)		$1,284,883	$62,425,441	$29,012,500		$91,437,941	$(15,174,736)		$77,548,088

(1)	Derived from the unaudited condensed balance sheet of RF Acquisition Corp (“RFAC”) as of June 30, 2024. See RFAC’s unaudited condensed financial statements and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 23, 2024.

(2)	Derived from the unaudited condensed consolidated balance sheet of GCL Global Limited (“GCL Global”) as of September 30, 2024. See GCL Global’s unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this Form 20-F.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024

			Actual
			Redemptions
	(1)	(2)	Transaction
	RFAC	GCL Global	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined
Revenues	$-	$50,905,705	$-		$50,905,705
Cost of revenues	-	(43,888,313)	-		(43,888,313)
Operating expenses:	-	-	-		-
General and administrative expenses	(592,615)	(6,878,939)	-		(7,471,554)
Stock based compensation	-	-	-		-
Selling expenses	-	(1,219,251)	-		(1,219,251)
Total operating expenses	(592,615)	(8,098,190)	-		(8,690,805)
Loss from Operations	(592,615)	(1,080,798)	-		(1,673,413)
Other income (expense), net
Interest earned on investment held in Trust Account	774,742	-	(774,742)	(AA)	-
Franchise tax expenses	(100,000)	-	-		(100,000)
Tax underpayment penalty	-
Other income, net	-	356,921	-		356,921
Interest expense	-	(359,624)	-		(359,624)
Change in fair value of acquisition payable	-	270,615	-		270,615
Total other income (expense), net	674,742	267,912	(774,742)		167,912
Loss before income taxes	82,127	(812,886)	(774,742)		(1,505,501)
Provision for income taxes	(141,696)	10,444	-		(131,252)
Net loss	(59,569)	(802,442)	(774,742)		(1,636,753)
Less: net loss attributable to noncontrolling interest	-	(290,155)	-		(290,155)
Net loss attributable to ordinary shareholders	$(59,569)	$(512,287)	$(774,742)		$(1,346,598)

Basic and diluted weighted average shares outstanding of Class A common shares, redeemable	2,744,649		(2,744,649)	(BB)	-
Basic and diluted net loss per share, Class A common shares, redeemable	$(0.01)				$-
Basic and diluted weighted average shares outstanding, Class A and Class B common shares, non-redeemable	3,075,000		123,201,394	(BB)	126,276,394
Basic and diluted net loss per share, Class A and Class B common shares, non-redeemable	$(0.01)				$(0.01)

Basic and diluted weighted average of ordinary shares outstanding		25,916,468
Basic and diluted loss per share		$(0.02)

(1)	Derived from the unaudited condensed statement of operations of RF Acquisition Corp (“RFAC”) for the six months ended June 30, 2024. See RFAC’s unaudited condensed financial statements and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 23, 2024.

(2)	Derived from the unaudited condensed consolidated statement of operations and comprehensive loss of GCL Global Limited (“GCL Global”) for the six months ended September 30, 2024. See GCL Global’s unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this Shell Company Report Form 20-F.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2024

			Actual
			Redemptions
	(1)	(2)	Transaction
	RFAC	GCL Global	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined
Revenues	$-	$97,534,701	$-		$97,534,701
Cost of revenues	-	(84,216,243)	-		(84,216,243)
Operating expenses:	-	-	-		-
General and administrative expenses	(2,620,882)	(13,109,638)	(6,859,275)	(CC)	(22,589,795)
Stock based compensation	-	-	(20,000,000)	(DD)	(20,000,000)
Selling expenses	-	(2,602,892)	-		(2,602,892)
Total operating expenses	(2,620,882)	(15,712,530)	(26,859,275)		（45,192,687)
Loss from Operations	(2,620,882)	(2,394,072)	(26,859,275)		(31,874,229)
Other income (expense), net
Interest earned on investment held in Trust Account	2,822,256	-	(2,822,256)	(AA)	-
Franchise tax expenses	(200,996)	-	-		(200,996)
Tax underpayment penalty	(15,331)	-	-		-
Other income, net	-	1,266,239	-		1,266,239
Interest expense	-	(507,803)	-		(507,803)
Change in fair value of acquisition payable	-	(272,029)	-		(272,029)
Total other income (expense), net	2,605,929	486,407	(2,822,256)		285,411
Loss before income taxes	(14,953)	(1,907,665)	(29,681,531)		(31,588,818)
Provision for income taxes	(550,465)	(53,291)	-		(603,756)
Net loss	(565,418)	(1,960,956)	(29,681,531)		(32,192,574)
Less: net loss attributable to noncontrolling interest	-	(587,452)	-		(587,452)
Net loss attributable to ordinary shareholders	$(565,418)	$(1,373,504)	$(29,681,531)		$(31,605,122)

Basic and diluted weighted average shares outstanding of Class A common shares, redeemable	5,972,785		(5,972,785)	(BB)	-
Basic and diluted net loss per share, Class A common shares, redeemable	$(0.06)				$-
Basic and diluted weighted average shares outstanding, Class A and Class B common shares, non-redeemable	3,075,000		123,201,394	(BB)	126,276,394
Basic and diluted net loss per share, Class A and Class B common shares, non-redeemable	$(0.06)				$(0.25)

Basic and diluted weighted average of ordinary shares outstanding		25,906,178
Basic and diluted loss per share		$(0.05)

(1)	Derived from the statement of operations of RFAC for the year ended December 31, 2023. See RFAC’s financial statements and the related notes included elsewhere in the Company’s Annual Report on Form 10-K filed on April 25, 2024.

(2)	Derived from the statement of operations and comprehensive loss of GCL Global for the year ended March 31, 2024. See GCL Gloabl’s financial statements and the related notes appearing elsewhere in the Company’s proxy statement on Form DEFM14A filed on December 31, 2024

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

On February 13, 2025 (the “Closing Date”), the Company consummated the previously announced Business Combination pursuant to the terms of the Merger Agreement, by and among the Company, RFAC, Grand GCL BVI, GCL Global, and the Sponsor. Pursuant to the Merger Agreement: (a) Merger Sub 1 merged with and into GCL Global, with GCL Global continuing as the surviving entity in the merger (the “Initial Merger”), as a result of which: (i) GCL Global became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of GCL immediately prior to the consummation of the Merger was no longer outstanding and was automatically cancelled, in exchange for the right of the holder thereof to receive such number of newly issued shares of the Company specified below; and (b) Merger Sub 2 merged with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of the Company (the “SPAC Merger” and together with the Initial Merger, the “Mergers”, and together the other transactions and ancillary agreements contemplated by the Merger Agreement and the Ancillary Agreements (as defined below), the “Business Combination” or “Transactions”). As a result of the Transactions, RFAC and GCL Global each became a wholly-owned subsidiary of the Company.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, RFAC should be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GCL Global issuing shares for the net assets of RFAC, accompanied by a recapitalization. The net assets of RFAC would be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of September 30, 2024 gave pro forma effect to the Business Combination as if it had been consummated on September 30, 2024. The unaudited pro forma condensed combined statements of operations for the six months ended September 30, 2024 and for the year ended March 31, 2024 gave pro forma effect to the Business Combination as if it had been consummated on April 1, 2023, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined balance sheet as of September 30, 2024 had been prepared using RFAC’s unaudited condensed balance sheet as of June 30, 2024 and GCL Global’s unaudited condensed consolidated balance sheet as of September 30, 2024.

The unaudited pro forma condensed combined statement of operations for the six months ended September 30, 2024 has been prepared using, RFAC’s unaudited condensed statement of operations for the six months ended June 30, 2024 and GCL Global’s unaudited condensed consolidated statements of operation and comprehensive loss for the six months ended September 30, 2024; and

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2024 has been prepared using, RFAC’s audited statement of operations for the year ended December 31, 2023 and GCL Global’s audited consolidated statements of operation and comprehensive loss for the year ended March 31, 2024.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, management performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). GCL Global has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2024 are as follows:

(A)	Reflected the interest income earned from July 1, 2024 to January 31, 2025 in the trust account, which increased the redemption value of RFAC Class A common stock;

(B)	Reflected additional draw down of $299,113 from non-interest-bearing promissory note - related party subsequent to June 30, 2024;

(C)	Reflected the redemption of 1,170,280 shares of RFAC’s common stock by RFAC’s stockholders at a redemption price of approximately $11.23 per share, for an aggregate redemption amount of approximately $13,136,586 on September 23, 2024;

(D)	Reflected the redemption of 1,522,973 shares of RFAC’s common stock by RFAC’s stockholders at a redemption price of approximately $11.55 per share, for an aggregate redemption amount of approximately $17,584,052 on January 23, 2025;

(E)	Reflected additional excise tax accrued from above (C) and (D) redemption of RFAC’s common stock by RFAC’s stockholders;

(F)	Reflected 7 months extension payments deposited into RFAC’s trust account from GCL Global subsequent to June 30, 2024 in order to extend the available time to complete the Business Combination, which increased the redemption value of RFAC Class A common stock;

(G)	Reflected the withdrew from trust account for tax payment remittance;

(H)	Reflected the additional $170,460 non-interest bearing advances from founder to support RFAC’s working capital subsequent to June 30, 2024;

(I)	Reflected the 5 months extension payments made by GCL Global to RFAC subsequent to September 30, 2024;

(J)	Reflected the issuance of $33,025,000 convertible notes (“Notes”) by GCL Global to certain accredited investors, and the conversion of the Notes into GCL Global’ s ordinary shares that would be exchanged for Merger Consideration Shares upon the consummation of the Business Combination;

(K)	Reflected the reclassification of cash held in the Trust Account, net of Trust Account fee that becomes available for general use following the Business Combination;

(L)	Reflected the elimination of the historical accumulated deficit of RFAC, the accounting acquiree, into GCL Global’s additional paid-in capital upon the consummation of the Business Combination; the conversion of 3,075,000 RFAC Class A common stock, respectively, into RFAC single class common stock; and the issuance of 1,149,998 shares of RFAC’s common stock from the conversion of 11,499,985 rights upon consummation of a Business Combination;

(M)	Reflected the elimination of deferred merger cost and deferred offering costs liabilities between RFAC and GCL Global upon consummation of a Business Combination;

(N)	Reflected approximately $1.6 million reduction to the amount due to Sponsor for the expenses in excess of the Maximum Allowable SPAC Transaction Expenses upon consummation of a Business Combination pursuant to the Merger Agreement;

(O)	Reflected the repayments of RFAC’s promissory note-related party upon consummation of a Business Combination;

(P)	Reflected the settlement of approximately $1.6 million in total transaction costs accrued by RFAC as of June 30, 2024, and additional approximately $7.0 million in transaction costs incurred subsequent to June 30, 2024, through the consummation date of a Business Combination;

(Q)	Reflected the settlement of approximately $1.2 million in RFAC’s exercised tax payable balance at the consummation date of the Business Combination;

(R)	Reflected the settlement of approximately $1.6 million of total GCL Global’ s transaction costs related to the Business Combination, of which, (1) approximately $0.2 million transaction costs accounted as expenses subsequent to September 30, 2024 through the date of the consummation of a Business Combination, (2) approximately $0.2 million transaction cost balance accrued as of September 30, 2024; and (3) approximately $1.2 million of transaction costs incurred subsequent to September 30, 2024 and classified as an adjustment to GCL Global’ s additional paid-in capital at the time of the consummation of a Business Combination;

(S)	Reflected the recapitalization of GCL Global through the issuance of 120,000,000 shares of Pubco with $0.0001 par value to GCL Global’s stockholders;

(T)	Reflected the stock compensation expenses of approximately $20 million in connection with the issuance of 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive to certain investors in connection with sources of Transaction Financing, which such shares should not be subject to any lock-up period. Pursuant to the Merger Agreement, PubCo’s obligation to issue the Incentive Shares at Closing was not conditioned on the Transaction Financing. This adjustment was considered to be a one-time charge and did not expect to recur.

(U)	Reflected reclassification of 53,711 shares of GCL Global’ s ordinary share subject to possible redemption to permanent equity; and

(V)	Reflected reclassification of 51,396 shares of RFAC’s common stock subject to possible redemption to permanent equity at $0.0001 par value with no redemptions at the time of the consummation of a Business Combination.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended September 30, 2024 and for the year ended March 31, 2024 are as follows:

(AA)	Represented an adjustment to eliminate interest earned on investment held in Trust Account, net of income tax effect, as if the Business Combination had been consummated on April 1, 2023, the beginning of the earliest period presented;

(BB)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination as if it had been consummated on April 1, 2023. In addition, as the Business Combination was being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumed that the shares have been outstanding for the entire period presented;

(CC)	Reflected approximately $7.0 million in RFAC’s transaction costs incurred subsequent to June 30, 2024, and an approximately $1.6 million offset to transaction costs resulted from a reduction in the amount due to the Sponsor for expenses exceeding the Maximum Allowable SPAC Transaction Expenses pursuant to the Merger Agreement. These are a non-recurring items;

(DD)	Reflected the stock compensation expenses of approximately $20 million in connection with the issuance of 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive to certain investors in connection with sources of Transaction Financing, which such shares will not be subject to any lock-up period. Pursuant to the Merger Agreement, PubCo’s obligation to issue the Incentive Shares at Closing was not conditioned on the Transaction Financing. This adjustment was considered to be a one-time charge and did not expected to recur.

Note 4 — Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Basic and diluted loss per share is computed by dividing pro forma net loss by the weighted average number of the shares of combined company’s common stock outstanding during the periods.

The unaudited pro forma condensed combined financial information has been prepared for the six months ended September 30, 2024:

Pro forma net loss attributable to the shareholders	$(1,636,753)
Weighted average shares outstanding – basic and diluted	126,276,394
Pro forma loss per share – basic and diluted	$(0.01)
Weighted average shares calculation, basic and diluted
Common Stock
RFAC Public share	1,201,394
RFAC Initial SPAC Management shares	4,875,000
EBC Founder Shares	200,000
GCL Global’ s shareholders’ shares issued in the Business Combination	120,000,000
Total weighted average shares outstanding	126,276,934

The unaudited pro forma condensed combined financial information has been prepared for the year ended March 31, 2024:

Pro forma net loss attributable to the shareholders	$(32,192,574)
Weighted average shares outstanding – basic and diluted	126,276,394
Pro forma loss per share – basic and diluted	$(0.25)
Weighted average shares calculation, basic and diluted
Common Stock
RFAC Public share	1,201,394
RFAC Initial SPAC Management shares	4,875,000
EBC Founder Shares	200,000
GCL Global’ s shareholders’ shares issued in the Business Combination	120,000,000
Total weighted average shares outstanding	126,276,934